                               Conolog Corporation
                                 5 Columbia Road
                          Somerville, New Jersey 08876
                                 (908) 722-8081
                              (908) 722-5461 (Fax)


                                                                October 20, 2005




VIA EDGAR
---------


Mary Beth Breslin, Esq.
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:  Conolog Corporation
              Registration Statement on Form SB-2
              Filed:  September 2, 2005
              File No.:  333-128089

Dear Ms. Breslin:

         Reference is made to the Registration Statement on Form SB-2 of Conolog Corporation (the "Company") filed with the Commission on September 2, 2005 (file number 333-128089) and to the staff's letter of comment dated September 15, 2005. This letter responds to paragraph 3 of your letter.

         3. The Company provides digital signal processing and digital security solutions to electric utilities and designs and manufactures electromagnetic products for sales to the military.

Nature and Components of the Company's Inventory

         The Company currently produces and supports over 400 active products and assemblies. The Company's current inventory consists of 10,000 different components and 2,500 subassemblies. It also supports over 2,000 frequency configurations, with 32 variations, each of which consists of various material averaging 90 components for a total of 576,000 components, many of which are used in multiple quantities. In order to receive quantity discounts, the Company will from time to time purchase a significant amount of inventory.

Mary Beth Breslin, Esq.

October 20, 2005

Page 2


         At July 31, inventory consisted of the following:

                                           2004            2005
                                           ----            ----
             Finished goods                783,348        396,791
             Work-in-process                14,790         10,448
             Raw Materials               1,126,279      1,462,973
                                         ---------      ---------
                                         1,924,417      1,870,212

         Finished goods are products that have been completed in connection with a specific order and are awaiting shipment. The Company also includes in finished goods demonstration models and products sent to utilities for testing.

         The Company's major finished products consist of:

               o  PDR-2000
               o  PTR - 1500
               o  PTR- 1000
               o  98 Series
               o  68 Series
               o  GEN 1
               o  FSK

         The PDR 2000 is a digital teleprotection terminal designed for electric utility protective relaying applications operating over G.703 or fiber optics.

         The PTR-1500 and PTR 1000 are audio teleprotection systems designed for electric utility protective relaying applications operating over phone line, copper wire pair, microwave or point-to-point fiber optics.

         The 98 Series, 68 Series and GEN 1 are telemetry products designed for utility and industrial customers requiring durable, dedicated communications equipment for status and analog inputs over voice grade paths.

         FSK or Frequency Shift Keyed are products consisting of Audio Hi/Low bandpass communication filters used by the U.S. Military in their VRC, PRC and GRC family of radios.

         Work-in-process represents components that have been requisitioned from the warehouse that are being assembled. Depending on the configurations required by a customer, products are completed and tested within 8 to 10 business days. Work-in-progress, includes semi-complete PDR-2000, PTR-1500 and PT-506As.

         Raw Materials represent components in their original packaging stored in a warehouse area. Raw materials includes face plates, pc boards, handles, hinges, digital screen assemblies, terminals and other components.

Mary Beth Breslin, Esq.

October 20, 2005

Page 3


Aging of Inventory

         The following is an aging of the Company's inventory as of July 31, 2005:

                                   Current   1 Year   2 Years   3 Years   More than 3
                                   -------   ------   -------   -------   -----------
                     Inventory      Year      Old       Old       Old      Years Old
                     ---------      ----      ---       ---       ---      ---------
         July 05    $ 1,870,212    306,596  621,300   450,696   361,612    130,008
                    ===========


Non Current Inventory

         In accordance with standards of the Public Company Accounting Oversight Board (United States) and ARB#43, Conolog's current portion of inventory reflects the amount of components that the Company needs to satisfy its present orders and expected orders for the period beginning on August 1, 2005 and ending on July 31, 2006. The non-current portion of the Inventory consists of the same or like components, valued in the same method, as the current portion; however, this non-current inventory supports the Company's long-term contracts, the Company's 12 year unconditional warranty and the 25 year operating life required by all military contracts. The Company expects to realize the non-current portion of inventory through its normal sales activity over the next two fiscal years. Neither the current portion nor the non-current portion of reported inventory contains any obsolete components that are not salable, subject to the Company's three year rule discussed below.

Impairment of Inventory

         The Company, together with its independent auditors, following inventory analysis and repeated annual testing over the past 20 years, established a "three year rule" for maintaining inventory. Under this rule any component, regardless of quantity, that has not been used within a three year fiscal period shall be written down to zero value. This procedure dictates the write down policy for inventory parts. Any components, written down to a zero value are maintained in inventory to satisfy the requirements under the Company's long-term warranty.

         If you have any questions or comments, please feel free to contact David B. Manno of Milberg Weiss Bershad & Schulman LLP at (212) 946-9383 or me.

                                                Very truly yours,

                                                /s/ Marc Benou

                                                Marc Benou
                                                President